SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D


     Under the Securities Exchange Act of 1934 (Amendment No. 41)


                       LYNCH CORPORATION
                        (Name of Issuer)

                   Common Stock, No Par Value
                 (Title of Class and Securities)

                           551137102
            (CUSIP Number of Class of Securities)



                 Robert A. Hurwich, Lynch Corporation
      401 Theodore Fremd Ave., Rye, New York 10805 (914) 921-7601
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                         March 9, 2000
                  (Date of Event which Requires
                    Filing of this Statement)





If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), or 240.13d-1(f) or 240.13d-1(g), check the following box [ ].
























_________________________________________________________________

CUSIP No. 551137102                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     Mario J. Gabelli                  I.D. No. ###-##-####
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
     PF
____________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /    /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     428,805   (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     428,805   (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      428,805   (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         _____
                                                     /    /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      28.35%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      IN
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
_________________________________________________________________

CUSIP No. 551137102                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Gabelli Foundation, Inc.          I.D. No. 94-2975159
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      WC
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /    /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      NV
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     1,000  (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     1,000  (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,000  (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         _____
                                                     /    /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.07%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      00-PRIVATE FOUNDATION
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
Item 1.   Security and Issuer
          This Amendment No. 41 to Schedule 13D on Lynch Corporation (the "Issuer") is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the "Schedule 13D") which was originally filed on June 25, 1996. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the
Schedule 13D.
Item 2.   Identity and Background
          (a), (b) and (c)- This statement is being filed by Mario J. Gabelli ("Mr. Gabelli") and the Gabelli Foundation, Inc. (the "Foundation"). Mr. Gabelli is the Chairman, Chief Executive Officer and Chief Investment Officer of Gabelli Asset Management Inc. ("GAMI"), a publicly-traded financial services firm. Mr. Gabelli is also the Chairman, Chief Executive Officer and Chief Investment Officer of Gabelli Group Capital Partners, Inc., a private holding company that makes investments and owns approximately 80% of the Common Stock of GAMI. Mr. Gabelli is also a director or trustee for all of the registered investment companies advised by Gabelli Funds, LLC, a wholly-owned subsidiary of GAMI. He is also the Chairman of the Board of the Issuer; Chairman and Chief Executive Officer of Lynch Interactive Corporation and a director of Spinnaker Industries, Inc. ("Spinnaker"), which is a subsidiary of the Issuer. Mr. Gabelli's business addresses is One Corporate Center, Rye, New York, 10580. The Foundation's business address is 165 West Liberty St., Reno, NV 89501.
          (d) and (e) - Not applicable
          (f) - Mr. Gabelli is a citizen of the United States. The Foundation is a Nevada Corporation.
Item 3.  Source and Amount of Funds or Other Consideration
          Item 3 to Schedule 13D is amended, in pertinent part, as follows:
          Mario Gabelli used or will use an aggregate of approximately $3,133,263 to purchase the additional Securities beneficially owned by him as reported in Item 5 below since the most recent filing on Schedule 13D.
Item 5.   Interest In Securities Of The Issuer
          Item 5 to Schedule 13D is amended, in pertinent part, as follows:
          (a) The aggregate number and percentage of Securities to which this Schedule 13D relates is 429,805 shares, representing 28.42% of the 1,512,383 shares outstanding.
          (b) Mario Gabelli has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported herein.
          (c) Pursuant to a Subscription Agreement dated as of March 9, 2000, Mario Gabelli ageed to purchase from the Issuer 100,000 shares of its Common Stock for $30 per share. The purchase price and sale of the shares is subject to the approval of the Issuer's shareholders at the 2000 Annual Meeting of Shareholders. A copy of the Subscription Agreement relating to the purchase and sale is attached hereto as Exhibit E.
          (d) and (e)- Not applicable

Item 7.   Material to be Filed as an Exhibit
          The following Exhibit E is attached hereto.

          Exhibit E:     Subscription Agreement

Signature
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:    March 15, 2000


                                        MARIO J. GABELLI




                                        By:______________________
                                           Robert A. Hurwich
                                           Attorney-in-Fact


                                        GABELLI FOUNDATION, INC.



                                        By:___________________________
                                           Mario J. Gabelli, President
                                           by: Robert A. Hurwich
                                               Attorney-in-Fact